Exhibit 21.1

Subsidiaries of Appian Corporation

Name of Subsidiary	Jurisdiction of Organization
Appian Europe Ltd.	England and Wales
Appian Software International LLC	Switzerland (Zug Canton)
Appian Netherlands BV	Netherlands
Appian Software Australia PTY Ltd	Australia
Appian France SARL	France
Appian Software Italy SRL	Italy
Appian Software Germany GmbH	Germany
Appian Singapore Pte. Ltd.	Singapore
Appian Spain, S.L.	Spain
Novayre Solutions, S.L.	Spain
Appian Sweden AB	Sweden